

Mail Stop 4628

September 29, 2017

Via Email
David S. McKenney
Chief Financial Officer
Energy 11 GP, LLC
120 W 3rd Street, Suite 220
Fort Worth, Texas 76102

> **Re:** **Energy 11, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **Response Dated September 22, 2017**
> **File No. 000-55615**

Dear Mr. McKenney:

We have reviewed your September 22, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Business, page 3

Proved Undeveloped Reserves, page 7

1. We have read your response to our prior comment 2 and note that the illustration of your proposed future disclosure appears to combine the changes in the net quantities of proved undeveloped reserves from separate and unrelated factors, e.g. changes related to adjustments in the future drill schedule and changes related to well performance. We reissue our prior comment noting that your explanation should include separate disclosure of changes attributable to unrelated factors. Refer to Item 1203(b) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 9 – Supplementary Information on Oil, Natural Gas and Natural Gas Liquid Reserves (Unaudited), page 63

Estimated Quantities of Proved Oil, NGL and Natural Gas Reserves, page 63

2.   We have read your response to our prior comment 5 and note that the illustration of your proposed future disclosure appears to combine the changes in the net quantities of total proved reserves from separate and unrelated factors, e.g. changes related to adjustments in the future drill schedule and changes related to well performance. We also note that your response and illustration appear to omit an explanation of the changes in total proved reserves for the fiscal year ended December 31, 2015. We reissue our prior comment noting that your explanation should include separate disclosure of changes attributable to unrelated factors and should be expanded to include the changes in total proved reserves for each fiscal year presented to comply with FASB ASC 932-235-50-5.

        You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. You may contact me at (202) 551-3311 with any questions.

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief
                                        Office of Natural Resources